Exhibit (d-4)

September 13, 2022

Alger Global Focus Fund

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of Alger Global Focus Fund (the “Fund”) listed on Schedule A for the expense cap period indicated. FAM will waive its fees and/or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Fund’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Fund. FAM may, during the two-year term of this Agreement, recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, the Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

Alger Global Focus Fund

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Global Focus Fund	A	October 31	1.50%	February 28, 2023 – February 28, 2025
Alger Global Focus Fund	C	October 31	2.25%	February 28, 2023 – February 28, 2025
Alger Global Focus Fund	I	October 31	1.25%	February 28, 2023 – February 28, 2025
Alger Global Focus Fund	Z	October 31	0.99%	February 28, 2023 – February 28, 2025

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